SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Press Release announcing settlement of Tender Offer for Cash for Any and All of its 8.875% Senior Notes due 2018.

December 15, 2017

YPF S.A. ANNOUNCES SETTLEMENT OF TENDER OFFERS

FOR 8.875% SENIOR NOTES DUE 2018

BUENOS AIRES, ARGENTINA — YPF S.A. (BCS: YPF) (“YPF”) announced today the settlement of the previously announced tender offer (the “Tender Offer”) to purchase for cash any and all of its outstanding 8.875% Senior Notes due 2018 (the “Securities”).

The Tender Offer expired at 5:00 p.m., New York City time, on December 13, 2017 (the “Expiration Date”). At the Expiration Date, valid tenders had been received with respect to U.S.$409,247,000 of the U.S.$861,560,000 aggregate principal amount of the outstanding Securities.

YPF has accepted for payment all Securities validly tendered prior to the Expiration Date. On December 15, 2017, such tendering holders will receive the purchase price in the amount of U.S.$1,063.75 for each U.S.$1,000 principal amount of Securities tendered, plus accrued and unpaid interest to, but not including, the date hereof.

This announcement is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell securities.

Information Relating to the Tender Offers

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC are acting as the dealer managers for the Tender Offers. The information agent and depositary is D.F. King & Co., Inc (“D.F. King”). Copies of the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery, with respect to the Tender Offer, and related offering materials are available by contacting D.F. King at (888) 628-1041 (toll-free), (212) 269-5550 (banks and brokers) or www.dfking.com/ypf. Questions regarding the Tender Offer should be directed to Merrill Lynch, Pierce, Fenner & Smith Incorporated, Liability Management Group, at (646) 855-8988 (collect) or (888) 292-0070 (toll-free) or Credit Suisse Securities (USA) LLC, at (212) 538-2147 (collect) or (800) 820-1653 (toll-free).

This press release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. The Tender Offer is being made only pursuant to an Offer to Purchase dated December 6, 2017, which set forth the terms and conditions of the Tender Offer, and only in such jurisdictions as is permitted under applicable law.

Disclosure Regarding Forward-Looking Statements

Statements contained in this news release that state the Company’s or management’s intentions, expectations or predictions of the future are forward-looking statements. Specifically, the Company cannot assure you that the proposed transactions described above will be consummated on the terms currently contemplated, if at all. Actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially is contained from time to time in the Company’s filings with the Securities and Exchange Commission (the “SEC”) including but not limited to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016. The Company disclaims any intention or obligation to revise any forward-looking statements, including financial estimates, whether as a result of new information, future events or otherwise.

About YPF S.A.

YPF S.A. is Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream, downstream and gas and power segments.

* * *

For further inquiries, please contact:

Investor Relations

E-mail: inversoresypf@ypf.com

Website: inversores.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 15, 2017	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer